13131 Dairy Ashford, Suite 600

Sugar Land, Texas

April 27, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Taylor Beech

Re: Team, Inc.

Registration Statement on Form S-3

Originally filed March 18, 2022

File No. 333-263708

Dear Taylor Beech:

On March 18, 2022, Team, Inc. (the “Registrant”) filed its Registration Statement on Form S-3 (File No. 333-263708). Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-263708) so that the same will become effective on April 29, 2022 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Please contact Bryan Flannery, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3573, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

TEAM, INC.

/s/ André C. Bouchard
André C. Bouchard

Executive Vice President, Chief Legal Officer and Secretary

cc: Kirkland & Ellis LLP

Matthew R. Pacey, P.C.

Bryan D. Flannery